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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number  0-8488
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                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 1997
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[X]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Full name of registrant   Twenty Services, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)  105 Vulcan Road
                                                          ----------------------
City, State and Zip Code  Birmingham, AL 35209
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                        PART II--RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III--NARRATIVE

The Company has a material investment in a related company which has a year end of December 31, 1997. Ernst & Young have not been able to furnish us with audited statement at this time but expect to do so before April 15, 1998.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jack C. Bridges               205                      945-1581
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         (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes  [ ] No

        The adjustment to our investment in the above mentioned company may have a significant affect on the results of operations as compared to the prior fiscal year.


                                            TWENTY SERVICES, INC.
                                -------------------------------------------
                                (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 1, 1998                    By   /s/ Jack C. Bridges
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                                           Jack C. Bridges
                                           Executive Vice-President